SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of YPF Sociedad Anónima Proposals of the Board of Directors to Shareholder regarding the Items of the Agenda for the General Ordinary and Extraordinary and Special Ordinary Class A and Class D Shareholders´ Meeting to be held on April 30, 2025.

Proposals of the Board of Directors to YPF S.A.´s Shareholders regarding the Items of the Agenda for the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders´ Meeting called for April 30, 2025, available as of April 9, 2025.

Item 1. Appointment of two shareholders to sign the minutes of the Meeting.

The Board of Directors of YPF S.A. proposes to the Shareholders’ Meeting of the Company that the two shareholders to sign the minutes be the representative appointed by Class A shares owned by the Argentine Government - Secretary of Energy - Ministry of Economy, and the representative of shares owned by the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad - FGS) of the Public Social Security System - Argentine Social Security Administration (ANSES) - Law No. 26,425.

Item 2. Consideration of the Annual Report, Information Overview, Inventory, Statements of Financial Position, Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flow, individual and consolidated with its respective notes and related documentation, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 48, which began on January 1, 2024 and ended on December 31, 2024.

The Board of Directors considered and approved the aforementioned documents and proposes to the Shareholders´ Meeting of the Company its approval.

Please find the Company’s individual and consolidated Financial Statements and Annual Report for fiscal year beginning January 1, 2024 and ended December 31, 2024 published on the website of the Argentine Securities Commission (“CNV”) at:

Individual Financial Statements:

https://aif2.cnv.gov.ar/presentations/publicview/90820fa8-a277-4b4e-acc9-73a71b288ca4

Consolidated Financial Statements (in Spanish):

https://aif2.cnv.gov.ar/presentations/publicview/78e569d4-d5ef-4d45-b6dd-3005ce51f9f5

Consolidated Financial Statements (in English):

https://investors.ypf.com/r/documents.html?p=financial-information/YPF%20S.A.%20-%20Form%206-K%20(FS)%20Dic%2024% 20%5BAs%20-%20Filed%5D.pdf

Item 3. Consideration of the accumulated results as of December 31, 2024. Constitution of voluntary reserves.

The Board of Directors proposes to the Shareholders´ Meeting, after deducting the amounts whose distribution is restricted, i.e. the amount of de $72,137 million, the following:

(i)	To fully release the reserve for investments and the reserve for purchase of treasury shares.

(ii)

To allocate $34,205 million to constitute a reserve for purchase of treasury shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to the share-based benefit plans (in accordance with Articles 64 and 67 of Capital Markets Law).

(iii)	To allocate $6,787,343 million to constitute a reserve for investments under the terms of Article 70, paragraph 3 of the Argentine General Corporations Law.

Item 4. Waiver of the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the long-term share compensation plans for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

According to the Board of Directors’ Annual Report and the Financial Statements as of December 31, 2024, the Board of Directors proposed to the Shareholders’ Meeting to allocate the amount of $34,205 million to constitute the creation of a reserve to acquire shares of the Company, in order to grant the Board of Directors the possibility to acquire the Company’s own shares, in a timely manner, in order to allocate them to the share-based benefit plans (in accordance with Articles 64 and 67 of Law No. 26,831), consistent with the bonus and incentive plans carried out by the Company. Therefore, in the event that the Meeting approves the creation of such reserve, the Company may acquire its own shares and create a new Long-Term Share-Based Compensation Program (the “New Program” or “Program 2025”). It is expected that the Company shall establish the New Program during the course of the current year once the necessary approvals have been obtained. In the case of plans payable in shares of the issuing company, current legislation in force requires the approval of the shareholders’ meeting regarding the exemption of the preemptive offer of the shares and the creation of a reserve aimed to acquire shares of the Company, where applicable.

In this regard, the Board of Directors proposes to the Shareholders’ Meeting of the Company to approve the waiver of the preemptive offer of shares as provides in Article 67 of Law No. 26,831 in order to deliver the acquired shares of the Company to the beneficiary employees of each Program, a timely manner, in order to comply with the New Program or the programs created or to be created, as the case may be.

Item 5. Determination of the fees payable to the Independent Auditor for the fiscal year ended December 31, 2024.

The Board of Directors resolved to propose to the Shareholders´ Meeting of the Company, to set a remuneration of $2,766,173,682 to Deloitte & Co. S.A. for its audit services as Independent Auditor for the accounting documentation as of December 31, 2024, and the quarterly information as of 2024.

Item 6. Appointment of the Independent Auditor who shall render an opinion on the annual financial statements as of December 31, 2025.

The Audit Committee has assessed the performance of Deloitte & Co. S.A., and issued a favorable opinion, raising no objections to such firm in the event that the Shareholders’ Meeting appoints it as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2025.

Along these lines, the Board of Directors resolved to propose to the Shareholders´ Meeting of the Company of the Company, to appoint Deloitte & Co. S.A. as independent auditor of the Company to report on the annual financial statements as of December 31, 2025, informing that, in compliance with the provisions of Articles 22 and 23 of Chapter III Title II of the CNV rules, Messrs. Guillermo Daniel Cohen and Diego Octavio de Vivo as certifying accountants, and Mr. Nicolás Ariel Fiorentino as alternate certifying accountant, have filed the affidavits required under the applicable regulations.

Item 8. Consideration of the Remuneration of the Board of Directors for the fiscal year ended December 31, 2024.

In relation with the Board of Directors´ fees for the fiscal year ended December 31, 2024, it is informed that:

1.	(i) The General Ordinary and Extraordinary and Special Ordinary General Shareholders’ Meeting of Classes A and D held on April 26, 2024 authorized the Board of Directors to pay advance compensations to the Directors and Supervisory Committee members for the fiscal year 2024 for up to a total amount of $10,189,823,464; and that (ii) during the fiscal year ended December 31, 2024, the amount of $7,556,617,007 was assigned as fees, compensations and remunerations on all accounts to the Board of Directors. The under-execution of fees corresponds to an unfilled director vacancy, the modification in the composition of Board committees (Audit Committee, Risks and Sustainability Committee, Legal and Institutional Affairs Committee, Compensation and Nomination Committee), the resignation of fees submitted by the Directors Guillermo Francos and José Rolandi, and to the variation in the inflation adjustment guideline lower than that considered for the calculation of the aforementioned fees.

2.

The Board of Directors considers that the remuneration allocated to its members during the fiscal year under consideration is adequate and reasonable, as it takes into account the responsibilities of each director, the inclusion of the CEO’s remuneration, the performance of special commissions and/or technical-administrative functions, if any; the time dedicated to their functions, and that the value of their services is of market value and comparable to companies whose main activity and size is similar to that of the Company; based on the analysis carried out by the Vice-Presidency of People and Culture and the Compensation and Nomination Committee, and the particular circumstances of the Company.

Based on the foregoing, the Board of Directors proposes to the Shareholders of the Company to approve the amount of $7,556,617,007 as remunerations, fees and compensations on all accounts of the Board of Directors for the fiscal year ended December 31, 2024.

Item 9. Consideration of the Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2024.

The Board of Directors proposes to the Shareholders’ Meeting of the Company to approve the amount of $357,171,064 as remunerations of the Supervisory Committee for fiscal year ended December 31, 2024.

Item 10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Board of Directors resolved to propose that the Supervisory Committee should be composed of three (3) regular members and three (3) alternate members.

Item 12. Appointment of the regular and alternate members of the Supervisory Committee for Class D shares.

The Board of Directors proposes to the Shareholders’ Meeting of the Company to appoint Messrs. Santiago Carlos Lazzati and Juan Andrés Gelly y Obes as regular members of the Supervisory Committee for Class D shares and Messrs. Alejandro Poli and Alfredo Cayetano Cogorno as alternate members of the Supervisory Committee for Class D shares, all of them for the statutory period of one fiscal year.

Item 13. Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2025.

The Board of Directors proposes to the Shareholders’ Meeting of the Company to approve the payment of advanced compensation to Directors and members of the Supervisory Committee for fiscal year 2025 for up to an amount of $11,096,174,942. The proposal considers the fees corresponding to the positions held in the Board of Directors and in the respective Committees (Audit Committee, Risks and Sustainability Committee, Legal and Institutional Affairs Committee, Compensation and Nomination Committee), the inclusion of the CEO’s remuneration, the performance of special commissions and technical-administrative functions, if any; an adjustment guideline according to the REM (February 2025) estimated at 23%; the time dedicated to their functions, as well as the projections for the purpose of maintaining the market positioning. It is noted that Directors Guillermo Francos and José Rolandi have submitted the resignation to their fees.

In view of the foregoing, and based on the analysis made by the Compensation and Nomination Committee of the Board of Directors on the basis of market information provided by a consulting firm specialized in the matter, it is considered that the proposed remunerations are adequate and reasonable and that the value of their services is in line with the markets comparable to the activity and size of the Company.

Item 14. Update of the Company´s ex-employees rehiring policy.

In accordance with the external legal advice requested, the re-employment of former employees who left the Company due to resignation, dismissal, or mutual agreement (Section 241 of the Labor Contract Law or “LCT”) would in the future entail, in the event of involuntary termination (dismissal or mutual agreement), a significantly higher cost for the Company. This is because labor regulations establish that, for the purpose of calculating severance pay, the length of service must include the total time accumulated in both employment periods—from the re-employment date and for all purposes. This circumstance is expressly provided for in Sections 18 and 255 of the LCT.

For this reason, it is advisable to limit the re-employment of former employees who left the Company due to resignation, dismissal or mutual agreement. In the specific case of former employees who resigned, it is recommended to apply the re-employment limitation to those who, in their previous employment relationships with the Company, have accumulated 15 or more years of service.

Accordingly, the Board of Directors proposes to the Shareholders’ Meeting of the Company to incorporate into the personnel re-employment policy, as approved by Minutes of the Board No. 9, dated April 17, 1991 (Resolution No.67/1991), and Minutes of the Meeting N°3 bis, dated October 3, 1991, the limitations on re-employment applicable to cases of termination by mutual agreement, as well as by resignation, provided that in the latter case the individual has 15 years or more of service with the Company. In both of the aforementioned cases, the respective re-employment shall require the express authorization of the Shareholders’ Meeting.

The Board of Directors

YPF S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 9, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer